# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aprea Therapeutics, Inc., CIK 0001781983
CUSIP: 03836J201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3805 OLD EASTON ROAD, DOYLESTOWN, Pennsylvania (PA), 18902
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000128
Filed by CIK 0001440771

## Reporting persons
- Stonepine Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 239,416; sole dispositive power 0; shared dispositive power 239,416; aggregate amount beneficially owned 239,416 (4.3% of the class)
  Comment: Percentage calculated based on (a) 102,242 shares of Common Stock beneficially owned by the reporting person, plus 137,174 shares of Common Stock underlying warrants beneficially owned by the reporting person, and (b) 5,491,953 shares of Common Stock outstanding on March 25, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Stonepine Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 239,416; sole dispositive power 0; shared dispositive power 239,416; aggregate amount beneficially owned 239,416 (4.3% of the class)
  Comment: Percentage calculated based on (a) 102,242 shares of Common Stock beneficially owned by the reporting person, plus 137,174 shares of Common Stock underlying warrants beneficially owned by the reporting person, and (b) 5,491,953 shares of Common Stock outstanding on March 25, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Stonepine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 239,416; sole dispositive power 0; shared dispositive power 239,416; aggregate amount beneficially owned 239,416 (4.3% of the class)
  Comment: Percentage calculated based on (a) 102,242 shares of Common Stock beneficially owned by the reporting person, plus 137,174 shares of Common Stock underlying warrants beneficially owned by the reporting person, and (b) 5,491,953 shares of Common Stock outstanding on March 25, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Jon M. Plexico: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 239,416; sole dispositive power 0; shared dispositive power 239,416; aggregate amount beneficially owned 239,416 (4.3% of the class)
  Comment: Percentage calculated based on (a) 102,242 shares of Common Stock beneficially owned by the reporting person, plus 137,174 shares of Common Stock underlying warrants beneficially owned by the reporting person, and (b) 5,491,953 shares of Common Stock outstanding on March 25, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Aprea Therapeutics, Inc.
Address of issuer's principal executive offices: 3805 OLD EASTON ROAD, DOYLESTOWN, PENNSYLVANIA 18902

## Item 2. Person Filing
Name of person filing:
Stonepine Capital Management, LLC, a Delaware limited liability company ("Stonepine")

Stonepine Capital, L.P., a Delaware limited partnership (the "Partnership")

Stonepine GP, LLC, a Delaware limited liability company (the "General Partner")

Jon M. Plexico

Stonepine and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. Plexico is the control person of Stonepine and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 2900 NW Clearwater Drive, Suite 100-11, Bend, OR 97703
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Stonepine: 239,416

Partnership: 239,416

General Partner: 239,416

Jon M. Plexico: 239,416
Percent of class:
Stonepine: 4.3%

Partnership: 4.3%

General Partner: 4.3%

Jon M. Plexico: 4.3%
Sole power to vote or to direct the vote:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to vote or to direct the vote:
Stonepine: 239,416

Partnership: 239,416

General Partner: 239,416

Jon M. Plexico: 239,416
Sole power to dispose or to direct the disposition:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to dispose or to direct the disposition:
Stonepine: 239,416

Partnership: 239,416

General Partner: 239,416

Jon M. Plexico: 239,416

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Stonepine Capital Management, LLC: /s/ Jon M. Plexico, Managing Member (05/14/2025)
- Stonepine Capital, L.P.: /s/ Jon M. Plexico, Managing Member of the General Partner, Stonepine GP, LLC (05/14/2025)
- Stonepine GP, LLC: /s/ Jon M. Plexico, Managing Member (05/14/2025)
- Jon M. Plexico: /s/ Jon M. Plexico, Reporting person (05/14/2025)